Grantham, Mayo, Van Otterloo & Co. LLC

MEMORANDUM

To:              Matthew Dunlap

From:              Judith Lyden

cc:              Andy Luu

Date:              April 24, 2014

Re:              GMO Trust - Item 77 Attachments - Form N-SAR
For Period September 1, 2014 through February 28, 2014 (and current)

Item 7:
Fund Terminations
•	GMO Real Estate Fund, effective January 17, 2014
•	GMO US Growth Fund, effective January 17, 2014
•	GMO US Intrinsic Value Fund, effective January 17, 2014
•	GMO US Small/Mid Cap Fund, effective January 17, 2014
•	GMO US Equity Allocation Fund, effective January 28, 2014
•	GMO International Growth Equity Fund, effective February 3, 2014
•	GMO Short-Duration Collateral Share Fund, effective February 10, 2014
•	GMO Domestic Bond Fund, effective February 10, 2014
•	GMO Asset Allocation International Small Companies Fund (terminated, but had never launched)
•	GMO International Large/Mid Cap Value Fund (terminated, but had never launched)

Fund Name Changes:
•	GMO International Opportunities Equity Allocation Fund to: GMO International Developed Equity Allocation, effective February 12, 2014
•	GMO World Opportunities Equity Allocation Fund to: GMO Global Developed Equity Allocation Fund, effective February 12, 2014
•	GMO International Core Equity Fund will change to GMO International Large/Mid Cap Equity Fund on or about February 12, 2014
•	GMO International Intrinsic Value Fund will change to GMO International Equity Fund on or about February 12, 2014

Fund Mergers:
•	GMO US Core Equity Fund (Acquiring Fund) with GMO US Flexible Equities Fund (Fund name remaining: GMO US Core Equity Fund), effective January 24, 2014
•	GMO Debt Opportunities Fund (Acquiring Fund) with GMO Short-Duration Collateral Fund (Fund name remaining: GMO Debt Opportunities Fund), effective February 12, 2014

Item 77E:  Legal Proceedings
Series 15 – GMO Emerging Markets Fund
Indian regulators alleged in 2002 that the Fund violated some conditions under which it was granted permission to operate in India and have restricted the Fund’s locally held assets pending resolution of the dispute. Although these locally held assets remain the property of the Fund, a portion of the assets are not permitted to be withdrawn from the Fund’s local custodial account located in India.  The amount of these restricted assets is small relative to the size of the Fund, representing approximately 0.052% of the Fund’s total net assets as of February 28, 2014.  The effect of this claim on the value of the restricted assets, and all matters relating to the Fund's response to these allegations, are subject to the supervision and control the Trust's Board of Trustees.  The Fund’s costs in respect of this matter are being borne by the Fund.

GMO Emerging Country Debt Fund
In December 2005, the Fund entered into litigation against the Government of Argentina (“Argentina”) relating to Argentina’s failure to make payments on sovereign debt held by the Fund.  A judgment was awarded in the Fund’s favor on September 24, 2007; however, the Fund’s ability to collect on the judgment remains uncertain, and the Fund is not able to transfer or sell the judgment without court consent. In late May 2010, Argentina commenced a public debt exchange in which certain defaulted debts, including legal judgments on those debts, were eligible to be exchanged for currently performing Argentina Bonds.  The eligible portion of the Fund’s judgment was tendered in the debt exchange and the Fund received new bonds in June 2010.  The remaining portion of the Fund’s judgment, which continues to be valued according to the Fund’s valuation policy, represented 0.9% of the net assets of the Fund as of February 28, 2014.

Item 77I:  Terms of new or amended securities
No items to be updated at this time.

Item 77Q1:  Exhibits

Attached is Amendment No 13 to GMO Trust, Amended and Restated Agreement and Declaration of Trust for certain fund terminations and fund name changes.

Item 81:  Joint Fidelity Bond
•	Yes ($10M and a deductible of $100K)